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SEC FILE NUMBER
8-68140

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Marriott Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ■ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1051 East Cary Street, Suite 1125
(No. and Street)

Richmond	Virginia	23219
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Justin Marriott	(804)344-0952	justin@marriott-co.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Meadows Urquhart Acree & Cook, LLP
(Name – if individual, state last, first, and middle name)

1802 Bayberry Court, Suite 102	Richmond	Virginia	23226
(Address)	(City)	(State)	(Zip Code)

09/29/2009	3688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Justin Marriott, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Marriott Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Natalie S. Forssenius
NOTARY PUBLIC
Commonwealth of Virginia
Reg. # 7072774
My Commission Expires 8/31/2025

Signature: Justin Marriott

Title: Managing Director

Natalie S. Forssenius

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Marriott Securities, LLC

Statement of Financial Condition

December 31, 2022

SEC ID 8-68140
Filed as public information pursuant to rule 17a-5(d) under the Securities and Exchange Act of 1934.

Contents

Meadows Urquhart Acree & Cook, LLP
Certified Public Accountants

• Kelli P. Meadows
• Douglas A. Urquhart
• David C. Acree
• Shannon W. Cook

Report of Independent Registered Public Accounting Firm

To the Managing Directors
of Marriott Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Marriott Securities, LLC as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Marriott Securities, LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Marriott Securities, LLC's management. Our responsibility is to express an opinion on Marriott Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Marriott Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Meadows Urquhart Acree + Cook, LLP

We have served as Marriott Securities, LLC's auditor since 2010.

Richmond, Virginia
February 24, 2023

Marriott Securities, LLC

Statement of Financial Condition
December 31, 2022

Assets		
Cash and cash equivalents	$	202,189
Receivable from clients		22,580
Receivable from related party		130,320
Investment		74,671
Other assets		12,750
Total assets	$	442,511
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	22,887
Total liabilities		22,887
Member's equity		419,623
Total liabilities and member's equity	$	442,511

See Notes to Financial Statements.

Note 1—Nature of Business and Summary of Significant Accounting Policies

Nature of business: Marriott Securities, LLC (the Company) was formed under the laws of the Commonwealth of Virginia as a single member limited liability company owned by Marriott Management, LLC (the Parent). The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company brokers private placements of securities and offers merger and acquisition advisory services.

The Company is governed by the Operating Agreement of Marriott Securities, LLC. According to the terms of the Operating Agreement, after the initial contributions are made, the member has no further obligation to contribute additional amounts of capital to the Company. In addition, the liability of the member of the Company is limited to the member's equity.

A summary of the Company's significant accounting policies is as follows:

Basis of accounting: The Company's financial statement is prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (US GAAP).

Cash and cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Such amounts are valued at cost, which approximates fair value.

Investment: The Company owns a certificate of deposit with a maturity date of September 29, 2023. The investment is accounted for at cost on the statement of financial condition which approximates fair value.

Income taxes: The Company is a single member limited liability company and is not a tax filing or paying entity for income tax purposes.

Use of estimates: The preparation of a financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

New accounting pronouncements: In June 2016, FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement for Credit Losses on Financial Instruments, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 also requires additional disclosures regarding significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio. The requirements of this statement are effective for the Company for the year ended December 31, 2023. The Company is currently evaluating the impact of this statement.

Note 2—Notes Receivable from Clients

Receivable from clients consist of amounts earned from providing consulting services. As of December 31, 2022, there is $22,580 in receivables from clients due to the company.

The Company determines an allowance for doubtful accounts by regularly evaluating individual client notes receivables, underlying agreements, client financial condition and current economic conditions. No allowance for doubtful accounts is included on the statement of financial position as of December 31, 2022.

Note 3—Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2022, the Company had net capital and required net capital of $250,070 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio as of December 31, 2022 was .09 to 1.

Note 4—Related Party Transactions

The Company participates in a Management Services Agreement with Marriott & Co., LLC, a limited liability company wholly owned by Marriott Management, LLC. Under the terms of this agreement, the Company is provided with office space, furnishings, administrative personnel, and access to the equipment and supplies necessary to operate the business on a cost-reimbursement basis. The expenses incurred by Marriott & Co., LLC were allocated at cost, in proportion to the Company's utilization. $130,320 is due from Marriott & Co., LLC as of December 31, 2022.

Note 5—Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company does not hold customer's cash or securities and therefore, has no obligations under SEC Rule 15c3-3 under the Securities and Exchange Act of 1934.

Note 6—Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2022, the date the financial statements were available to be issued.